UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(a)

(Amendment No. 3 )

INNOTRAC CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
45767M109
(CUSIP Number)
Robert N. Rapp
Calfee, Halter & Griswold LLP
800 Superior Avenue, Suite 1400
216-622-8288
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45767M109	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Mark E. Dottore

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		4,321,771

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,321,771

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,321,771

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	45767M109	Page	3	of	5
Item 1. Security and Issuer.
     This Amendment No. 3 to the Statement on Schedule 13D (“Amendment No. 3”) relates to the Common Stock, par value $0.10 per share, of Innotrac Corporation (“Innotrac” or the “Company”). The principal executive offices of Innotrac are located at 6655 Sugarloaf Parkway, Duluth, Georgia 30097.
Item 2. Identity and Background.
     This Amendment No. 3 is being filed by Mark E. Dottore, a United States citizen and businessman. His principal business address is 2344 Canal Road, Cleveland, Ohio 44113.
     During the past five years, Mr. Dottore has not been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Dottore has not been a party to a civil proceeding in any judicial or administrative body which resulted in being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     No funds or other consideration were involved in the acquisition of beneficial ownership by Mr. Dottore of the 4,321,771 shares of Common Stock of Innotrac, as is described in greater detail in Item 4 of this Amendment No. 3.
Item 4. Purpose of Transaction
     As previously reported on Schedule 13D on December 12, 2005, as amended December 5, 2006 and May 31, 2007, by Orders of the United States District Court for the Northern District of Ohio, Mark E. Dottore is the duly appointed Receiver for all assets of any kind of IPOF, L.P. and certain other entities which, together with IPOF, L.P., are referred to as “IPOF Fund.” IPOF Fund is alleged to have been operated by David Dadante as a Ponzi Scheme. Using IPOF Fund assets, Dadante’s activities included amassing a position in common stock of Innotrac Corporation amounting to 4,321,771 shares that are currently held in several brokerage firm margin accounts. All shares of Innotrac Corporation stock held in those accounts have been acknowledged by Dadante to be assets of IPOF Fund, and are now assets of the Receivership.
     On June 25, 2007 Dadante entered a plea of not guilty to a Criminal Information in USA v. Dadante, No. 1:07 CR 336, United States District Court for the Northern District of Ohio, in which the Government alleges, among other things, that using the proceeds of the Ponzi Scheme Dadante orchestrated a market manipulation scheme designed to artificially inflate and maintain the market price of Innotrac Corporation common stock in the Nasdaq Stock Market during the period 2003 to late 2005. A jury trial in the matter is set for August 27, 2007.
     As also previously reported, Mr. Dottore intends to undertake such actions regarding the Innotrac stock held by IPOF Fund that will in his judgment maximize the value of that stock as an asset of the Receivership for the benefit of IPOF Fund investors who are ultimately determined to be entitled to the proceeds of their disposition. Consistent with his responsibilities

CUSIP No.	45767M109	Page	4	of	5
as Receiver, and with a view to completion of the Receivership within a reasonable period of time, Mr. Dottore will continue to pursue avenues for the sale of all Innotrac stock he controls in one or more block transactions, or in such other manner that will realize the greatest value for the benefit of IPOF Fund investors. To that end, Mr. Dottore has secured voting control with respect to the Innotrac Corporation shares held in the Receivership, and has interacted with senior management of Innotrac Corporation, as well as various investment intermediaries, in seeking to develop or identify plans or proposals for the disposition of, or potential acquirers for, the Innotrac stock held in the Receivership, which represents slightly more than 35% of the total shares of the Company outstanding.
     Innotrac management is cooperating with the Receiver in efforts to achieve a fair valuation and disposition of the Innotrac stock held in the Receivership, and has identified and presented potential acquirers and possible plans to the Receiver for the disposition of the stock. Innotrac management has expressed an intention to continue to cooperate with the Receiver in his efforts to achieve a fair valuation and disposition of the Innotrac stock held in the Receivership, and will continue to support the Receiver’s reasonable efforts to bring that about at the earliest possible time. Mr. Dottore will himself continue to pursue any initiative that is reasonably designed to result in the fair disposition of all Innotrac stock held in the Receivership. Also, as previously reported, he may seek a change in the present Board of Directors of Innotrac Corporation, and undertake any appropriate action designed to maximize shareholder value generally.
Item 5. Interest in Securities of the Issuer.
     As receiver for IPOF, L.P., Mr. Dottore beneficially owns 4,321,771 shares of Common Stock of Innotrac or 35.2% of the Common Stock of Innotrac, based upon 12,280,610 shares of Common Stock outstanding as reported by the Company on its Form 10-Q for the quarter ended March 31, 2007.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     Except as set forth in this Amendment No. 3, Mr. Dottore has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Innotrac, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
     None.

CUSIP No.	45767M109	Page	5	of	5
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007	Mark E. Dottore
	By:	/s/ Mark E. Dottore
		Name:	Mark E. Dottore
		Title:	Receiver, IPOF, L.P.